UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 28, 2024

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENGlobal Corporation
Full Name of Registrant

Former Name if Applicable

11740 Katy Freeway, Suite 350
Address of Principal Executive Office (Street and Number)

Houston, TX 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ENGlobal Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 28, 2024 (the “Annual Report”) by the March 28, 2025 due date or within the extended time period permitted by Rule 12b-25 as a result of the Company and its direct and indirect domestic subsidiaries filing voluntary petitions (the cases commenced thereby, the “Chapter 11 Cases”) on March 5, 2025 in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Court”) seeking relief under Chapter 11 of Title 11 of the United States Code. The Company is unable to pay the fees to its auditors and other professionals that are required to complete the Annual Report due to liquidity constraints. The Chapter 11 Cases have also diverted significant management time from accounting matters and related disclosures that need to be considered and evaluated in the preparation of the Annual Report. The outcome of the Chapter 11 Cases and the related sale process will determine whether and when the Annual Report (and Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods) will be filed, which includes the possibility that the Company will longer continue to operate as a publicly traded entity.  The Company intends to file Current Reports on Form 8-K disclosing material events in the Chapter 11 Cases and other information required under Form 8-K during the pendency of the Chapter 11 Cases.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darren W. Spriggs	(281)	878-1050
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described above in Part III – Narrative of this Form 12b-25, the Company has concluded that it is unable to file the Annual Report without unreasonable effort and expense. The Company believes that its results of operations for the year ended December 28, 2024 differed significantly from its results of operations for the corresponding year ended December 30, 2023 due to significant adverse developments that occurred with respect to the Company’s business and liquidity in the year ended December 28, 2024, including the commencement of the Chapter 11 Cases.

Court filings and other information related to the Chapter 11 Cases are available at a website administered by the Company’s noticing and claims agent https://cases.ra.kroll.com/ENGlobal/. The documents and other information on this website are not part of this Form 12b-25 and shall not be deemed incorporated by reference herein.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, as amended (the “Securities Act”), and Section 21E of the Exchange Act , as amended (the “Exchange Act”). All statements other than statements of historical facts included in this Form 12b-25 are forward looking statements. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Among those risks, trends and uncertainties are: (i) the Company’s ability to obtain Court approval with respect to motions or other requests made to the Court in the Chapter 11 Cases, including maintaining strategic control as debtor-in-possession; (ii) the ability of the Company and its subsidiaries to negotiate and consummate a sale transaction; (iii) the effects of the Company’s bankruptcy filing on the Company and on the interests of various constituents, including holders of the Company’s common stock; (iv) Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases generally; (v) the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases; (vi) risks associated with third party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to negotiate and consummate a sale transaction; (vii) the potential adverse effects of the Chapter 11 Cases on the Company’s liquidity or results of operations; (viii) increased advisory costs during the pendency of the Chapter 11 Cases; (ix) exposure to potential litigation and inherent risks involved in a bankruptcy process; (x) the impact on the Company’s ability to access the public capital markets; and (xi) other factors disclosed by the Company from time to time in its filings with the Securities and Exchange Commission, including those described under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Company does not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

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ENGlobal Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 03/28/2025	By:	/s/ Darren W. Spriggs

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